UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                  Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 23, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 23, 2025 Comisión Nacional de Valores

RE.: Information regarding a relevant fact published on September 16th, 2019, related to a claim in re.: “Unión de Usuarios y Consumidores y otro c/Telecom Argentina S.A. s/Ordinario” (Docket No.: 24,687/2018).

Dear Sirs,

I am writing to you in my capacity as attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the relevant fact published on September 16th, 2019.

In this regard, the Company was notified yesterday of the resolution issued by the Lower Commercial Court No. 9, Secretary No. 17 in the above referenced proceedings, which resolved to partially admit the claim filed by the “Unión de Usuarios y Consumidores” and “Consumidores Libres Cooperativa Ltda. De Provisión de Servicios de Acción Comunitaria” and ordered the Company to reimburse its customers for increases included in the invoices due in September 2018, corresponding to certain products provided under the brand Cablevisión. The court’s resolution also rejected the claimants’ request to declare null the clauses and conditions that provide for 30 days’ notice for rate increases..

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 23, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations